Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE EXECUTIVE BOARD OF
FEBRUARY 2, 2015

DATE, TIME AND PLACE:  On February 2, 2015 at 8:00 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIR:  Roberto Egydio Setubal.

QUORUM:  The totality of the members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

After analyzing and discussing the account statements for the fiscal year 2014, the management discussion and analysis report for the operation, as well as the report of  PricewaterhouseCoopers Auditores Independentes, pursuant to the provisions in clauses V e VI, Article 25 of Instruction 480/09 of the Brazilian Securities and Exchange Commission, the Executive Board decided unanimously:

a)         to declare that it has reviewed, discussed and agrees with the opinions expressed in the report issued by PricewaterhouseCoopers Auditores Independentes; and

b)         to declare that it has reviewed, discussed and agrees with the account statements and with the management discussion and analysis for the operation with respect to the fiscal year ending December 31, 2014.

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), February 2, 2015. (signed) Roberto Egydio Setubal – Chief Executive Officer; Alfredo Egydio Setubal and Candido Botelho Bracher – Executive Vice Presidents; Caio Ibrahim David, Claudia Politanski, Eduardo Mazzilli de Vassimon and Ricardo Baldin – Executive Officers; Alexsandro Broedel Lopes, Eduardo Hiroyuki Miyaki, Emerson Macedo Bortoloto, Marcelo Kopel, Matias Granata, Rodrigo Luís Rosa Couto and Wagner Bettini Sanches – Officers.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer